UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

EPIQ Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

26882D109

(CUSIP Number)

George Young

St. Denis J. Villere & Company, L.L.C.

601 Poydras St., Suite 1808

New Orleans, LA 70130

(504) 599-4544

With a Copy to:

John Anjier

Liskow & Lewis

701 Poydras St., Suite 5000

New Orleans, LA 70139

(504) 556-4177

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2016

(Date of Event Which Requires Reporting)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26882D109	SCHEDULE 13D/A	Page 2 of 8

(1)	NAME OF REPORTING PERSON St. Denis J. Villere & Company, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER 4,985,729
	(8)	SHARED VOTING POWER 5,042,628
	(9)	SOLE DISPOSITIVE POWER 4,999,243
	(10)	SHARED DISPOSITIVE POWER 5,042,628
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,042,628
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 13.4%
(14)	TYPE OF REPORTING PERSON: IA

CUSIP No. 26882D109	SCHEDULE 13D/A	Page 3 of 8

(1)	NAME OF REPORTING PERSON George V. Young
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION United States
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER 3,800
	(8)	SHARED VOTING POWER 5,042,628
	(9)	SOLE DISPOSITIVE POWER 3,800
	(10)	SHARED DISPOSITIVE POWER 5,042,628
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,042,628
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 13.4%
(14)	TYPE OF REPORTING PERSON: IN

CUSIP No. 26882D109	SCHEDULE 13D/A	Page 4 of 8

(1)	NAME OF REPORTING PERSON St. Denis J. Villere III
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION United States
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER 7,900
	(8)	SHARED VOTING POWER 5,042,628
	(9)	SOLE DISPOSITIVE POWER 7,900
	(10)	SHARED DISPOSITIVE POWER 5,042,628
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,042,628
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 13.4%
(14)	TYPE OF REPORTING PERSON: IN

CUSIP No. 26882D109	SCHEDULE 13D/A	Page 5 of 8

(1)	NAME OF REPORTING PERSON St. Denis J. Villere II
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION United States
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER 31,685
	(8)	SHARED VOTING POWER 5,042,628
	(9)	SOLE DISPOSITIVE POWER 31,685
	(10)	SHARED DISPOSITIVE POWER 5,042,628
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,042,628
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 13.4%
(14)	TYPE OF REPORTING PERSON: IN

CUSIP No. 26882D109	SCHEDULE 13D/A	Page 6 of 8

(1)	NAME OF REPORTING PERSON George G. Villere
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION United States
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 5,042,628
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 5,042,628
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,042,628
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 13.4%
(14)	TYPE OF REPORTING PERSON: IN

CUSIP No. 26882D109	SCHEDULE 13D/A	Page 7 of 8

ITEM 1. SECURITY AND ISSUER

This Schedule 13D/A relates to shares of the Voting Shares of Common Stock (the “Shares”) of Epiq Systems, Inc., a Missouri corporation (the “Issuer”), whose principal executive offices are located at 501 Kansas Ave, Kansas City, KS 66105, and amends and supplements the Schedule 13D (the “Schedule 13D”) filed September 17, 2014 as amended. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs.

Villere entered into a Support Agreement, dated July 26, 2016 (the “Support Agreement”) with Document Technologies, LLC (the “Parent”) in connection with a merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated the same date (the “Merger Agreement”) among the Parent, DTI Merger Sub, Inc. and the Issuer. Pursuant to the Support Agreement, the Villere agreed (1) to vote all of its beneficially owned Shares to approve and adopt the Merger Agreement and the Merger at any meeting of the stockholders of the Issuer, and at any adjournment thereof, at which such Merger Agreement is submitted for a vote of such stockholders; and (2) to vote against the approval of any Takeover Proposal (as defined in the Merger Agreement).

The foregoing summaries and information disclosed in this Item 4 do not purport to be complete and are qualified in their entirety by reference to (1) the Support Agreement, a copy of which is attached as Exhibit 99.10 to this Amendment, and (2) the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 27, 2016.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following items:

99.10	Support Agreement, dated July 26, 2016 between Document Technologies, LLC and St. Denis J. Villere & Company, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2016

ST. DENIS J. VILLERE & COMPANY, L.L.C.

By:	/s/ George Young
Name:	George Young
Title:	Member

GEORGE V. YOUNG

/s/ George Young

CUSIP No. 26882D109	SCHEDULE 13D/A	Page 8 of 8

ST. DENIS J. VILLERE II

/s/ St. Denis J. Villere II

ST. DENIS J. VILLERE III

/s/ St. Denis J. Villere III

GEORGE G. VILLERE

/s/ George Villere